Exhibit 23.2
Consent of Independent Accountants
The Board of Directors
Celero Energy, LP:
We consent to the incorporation by reference in this registration statement on Form S-4 of Whiting Petroleum Corporation of our report dated August 11, 2005, with respect to the statements of revenues and direct operating expenses of the oil and gas properties (the Postle Properties) acquired in July 2004 by Celero Energy, LP for the six months ended June 30, 2005 and each of the years in the three-year period ended December 31, 2004, which report appears in the Form 8-K/A of Whiting Petroleum Corporation dated September 19, 2005 and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, Texas
November 21, 2005